UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On March 11, 2026, Virax Biolabs Group Limited (the “Company”) convened the Company’s 2025 Annual Meeting of Shareholders (the “Annual Meeting”) commencing at 2:00 PM GMT at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH. On January 11, 2026, the record date for the Annual Meeting, there were 8,941,432 ordinary shares of the Company entitled to be voted at the Annual Meeting, 15.74% of which were present at the Annual Meeting in person or by proxy.

The Company's Articles of Association state that no business shall be transacted at any meeting of shareholders unless a quorum is present; a quorum is one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such meeting present in person or by proxy. As such, at the date and time scheduled for the Annual Meeting, there was not a quorum present, nor did a quorum become present within 15 minutes of the scheduled meeting time. In accordance with the Company's Articles of Association, if a quorum is not present within fifteen minutes of the time appointed for the meeting, then the meeting shall stand adjourned to the same time and place seven days from then, or to such other time or place as is determined by the Directors. As a quorum was not so present, the Annual Meeting was adjourned to 2:00 PM GMT on March 18, 2026, at the same location.

On March 18, 2026, at 2:00 PM GMT the Company reconvened the Company’s 2025 Adjourned Annual Meeting of Shareholders (the “Adjourned Annual Meeting”) at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH. At the start of the Adjourned Annual Meeting, there were present in person or by proxy shareholders holding shares that represent 15.78% the outstanding shares carrying the right to vote at such meeting. The Company's Articles of Association provide that if a quorum is not present within fifteen minutes of the time appointed for such an adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum. At the end of such fifteen minutes, a quorum of one-third was not present, and thereafter the shareholders present in person or by proxy constituted a quorum for the Adjourned Annual Meeting.

Three items of business were acted upon by the Company’s shareholders at the Adjourned Annual Meeting, each of which was approved by the shareholders.

1. Shareholders ratified and approved the appointment of Reliant CPAs PC as auditor of the Company for the fiscal year ending March 31, 2026, and to authorize the board of directors of the Company to fix the remuneration of the auditor (the “Auditor Proposal”). The voting results were as follows:

For	Against	Abstain
1,381,213	15,826	13,649

2. Shareholders elected all of the five nominees for directors to serve until the next annual meeting of shareholders. The voting results were as follows:

	FOR	AGAINST	WITHHOLD/ABSTAIN
James Foster	1,336,298	44,045	30,345
Nigel McCracken	1,338,373	41,970	30,345
Evan Norton	1,338,740	41,589	30,359
Iain Miller	1,336,302	44,027	30,359
Nelson Haight	1,338,377	41,925	30,359

3. Shareholders approved a share consolidation of the Company’s ordinary shares, par value $0.001 each (the “Ordinary Shares”) on the basis of one (1) share for every ten to fifteen (10) to (15) Ordinary Shares, so that every ten to fifteen (10) to (15) outstanding Ordinary Shares before the share consolidation shall be consolidated into one (1) ordinary share, par value $0.01 to $0.15 each, after the share consolidation (the “Share Consolidation”). The voting results were as follows:

For	Against	Abstain
1,253,778	143,209	13,701

4. Shareholders approved the form of the fourth amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.4 filed as part of the Form 6-K report filed on January 30, 2026 containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company to reflect the revised authorized share capital, with effect from the effective date of the Share Consolidation. The voting results were as follows:

For	Against	Abstain
1,273,937	117,731	19,020

5. Shareholders approved the 2026 Equity Incentive Plan and the United Kingdom Sub-Plan (the “Equity Incentive Plan Proposal”) that will have available 2,000,000 ordinary shares to be reserved for issuance. The voting results were as follows:

For	Against	Abstain
1,268,754	77,375	64,559

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	March 18, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer